

May 3, 2012

<u>Via E-mail</u>
Earl J. Hesterberg
Chief Executive Officer
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, Texas 77024

      Re: Group 1 Automotive, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 10, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed March 28, 2012
              File No. 1-13461

Dear Mr. Hesterberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Critical Accounting Policies and Accounting Estimates, page 40

Goodwill, page 40

1. We note that as of December 31, 2010, you defined your reporting units as each of your three regions in the U.S. and the U.K. In this regard, we note you no longer consider the Central U.S. region a reporting unit, as effective July 1, 2011, you consolidated your regional structure in the U.S. from three into two regions by combining the Central and Western regions to form the West region. Tell us what necessitated the change in your regional structure and your basis behind aggregating two previously identified reporting units into one reporting unit. Further, tell us and

disclose how you determined your reporting units, and how goodwill was allocated to these reporting units. Please note a reporting unit is an operating segment or one level below an operating segment, a component.

2. We note goodwill comprised approximately 22% of your total assets as of December 31, 2011. While your current disclosure does provide some insight into the assumptions you use, such as your SAAR projections, we believe you should expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of your goodwill as well as the risks that charges may need to be recorded in future periods. Please refer to Item 303 of Regulation S-K and Section V of SEC Release No. 33-8350. In this regard, tell us and revise your future disclosure to address the following for each reporting unit:

- Amount of goodwill allocated to the reporting unit;
- Percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Summary of Significant Accounting Policies and Estimates, page F-8

Inventory, page F-10

3. Tell us and disclose the method by which the vehicle inventory amounts are removed from inventory. We note your disclosure of the FIFO inventory method to account for parts and accessories' cost. Refer to Rule 5-02.6 of Regulation S-X.

Business Segment Information, page F-16

4. You disclose all your operating companies are classified by management into one reportable segment although we note you have operations in the U.S and the U.K. We also note that you have identified three reporting units for the purpose of measuring the recoverability of goodwill. Please provide us with your analysis under ASC 280 that supported disclosing all operations as one reportable segment. Please include the following information in your response:

- Identify for us your operating segments in accordance with ASC 280-10-50-1 through 50-9,

- your basis for aggregating the identified operating segments into one reportable segment based on the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12.

- the process through which your chief operating decision maker reviews information for decision making regarding resources to be allocated to your segments and assessing their performance.

11. Credit Facilities, page F-29

5. We assume "floorplan offset" relates to interest assistance you received from the automobile manufacturers. Please clarify for us if our assumption is correct. If so, tell us and disclose 1) how the interest assistance is determined and 2) how you are accounting for the interest assistance. In this regard, refer to your disclosure on page F-10 where you state, "[n]ew vehicle cost of sales was reduced by $26.1 million, $24.0 million and $20.0 million for interest assistance received related to vehicles sold for the years ended December 31, 2011, 2010 and 2009, respectively." Explain to us and disclose how you determine the reduction in cost of sales related to the vehicles sold. Lastly, provide us the journal entries to show how you record the interest assistance.

12. Long-Term Debt, pages 31 -40
2.25% Convertible Senior Notes, page F-31

6. Refer to the liability and equity components break out table on page F-34. We note your disclosure of the liability and equity components of the financial instrument in accordance with ASC 470-20 in light of its convertible feature into partly cash and common stock at the holder's option. We also note your disclosure of the net negative impact of $41.4 million and $37.4 million to retained earnings for FY 2011 and FY 2010. Please tell us and disclose the nature of the components making up the net impact and what triggers the accounting affecting the retained earnings account. Support your accounting with the appropriate authoritative accounting literature.

Definitive Proxy Statement on Schedule 14A filed March 28, 2012

2011 Compensation Discussion and Analysis, page 23

Long-Term Equity Incentive Compensation, page 30

7. Please provide us with the gross margin and the same store revenue growth targets referenced in the last paragraph on page 30, as well as the actual results achieved for each of those targets. In addition, please tell us why you did not disclose this information in your filing, and please confirm for us that, to the extent it is material and not otherwise subject to confidential treatment, you will disclose this or similar

information in future filings. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Attorney-Advisor, at (202) 551- 3535 or Dietrich King, Legal Branch Chief, at (202) 551- 3338 if you have questions regarding any other comments. You may contact me at (202) 551- 3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief